Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in millions, except ratios)
Earnings:
Income before income taxes	125.9	66.1	193.2	231.9	171.1
Fixed charges	49.8	26.0	7.0	7.0	12.1
Amortization of capitalized interest	0.9	0.6	0.6	0.5	0.2
Less:
Capitalized interest	—	(9.8)	(0.7)	(1.5)	(4.0)
Noncontrolling interest in pre-tax loss (income) of subs that have not incurred fixed charges	3.7	1.7	(7.1)	(21.6)	(19.0)

Adjusted earnings	180.3	84.6	193.0	216.3	160.4
Fixed Charges:
Interest cost—affiliate	—	3.5	5.4	5.7	11.2
Interest cost	48.2	20.6	—	—	—
Interest portion of rent expense*	1.5	1.9	1.6	1.3	0.9

Total fixed charges	49.7	26.0	7.0	7.0	12.1

Ratios of earnings to fixed charges	3.6	3.2	27.7	31.0	13.3

*	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.